EX-28.h.v

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made this ___ day of __________, 202_, between Dimensional ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of the Dimensional US Marketwide Value ETF (the “ETF Fund”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).
WHEREAS, Dimensional has entered into an Investment Management Agreement with the Trust, on behalf of the ETF Fund, pursuant to which Dimensional provides investment management services for the ETF Fund, and for which Dimensional is compensated based on the average net assets of the ETF Fund; and
WHEREAS, the Trust and Dimensional have determined that it is appropriate and in the best interests of the ETF Fund and its shareholders to limit the expenses of the ETF Fund;
NOW, THEREFORE, the parties hereto agree as follows:
1.
Fee Waiver and Expense Assumption by Dimensional.  Dimensional agrees to waive all or a portion of its management fee and assume the ordinary operating expenses of the ETF Fund (excluding the expenses that the ETF Fund incurs indirectly through its investment in other investment companies) (“ETF Fund Expenses”) to the extent necessary to limit the ETF Fund Expenses of the ETF Fund, on an annualized basis, to 0.24% of the ETF Fund’s average net assets (the “Expense Limitation Amount”).

2.
Duty to Reimburse Dimensional.  If, at any time, the ETF Fund Expenses are less than the Expense Limitation Amount for the ETF Fund, the Trust, on behalf of the ETF Fund, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized ETF Fund Expenses for the ETF Fund to exceed the Expense Limitation Amount. There shall be no obligation of the Trust, on behalf of the ETF Fund, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Trust.
4.
Duration and Termination.  This Agreement shall begin on __________, 202_, and shall continue in effect until ______, 202_, and shall continue in effect from year to year thereafter, unless and until the Trust or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for the ETF Fund, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Trust, on behalf of the ETF Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL ETF TRUST	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:________________________________	By:______________________________
Name:______________________________	Name:____________________________
Title:______________________________	Title:_____________________________

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